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                               May 18, 2020

       Andrea Park
       Chief Financial Officer
       AgeX Therapeutics, Inc.
       965 Atlantic Avenue, Suite 101
       Alameda, California 94501


                                                        Re: AgeX Therapeutics,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 30,
2020
                                                            File No: 1-38519

       Dear Ms. Park:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2019

       Controls and Procedures, page 99

   1. You state that a report of management's assessment regarding internal control over financial reporting is
not included "due to a transition period established by rules of the
                                                        Securities and Exchange
Commission for newly public companies." Please tell us your
                                                        consideration of Item
308(a) of Regulation S-K, particularly the Instructions thereto, which indicate that
such transition period would apply to only the first annual report.
                                                        Alternatively, amend
your filing to so provide.
 Andrea Park
AgeX Therapeutics, Inc.
May 18, 2020
Page 2




       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tracey McKoy, Staff Accountant, at (202)551-3772. In her absence you may contact Jennifer Do, Staff Accountant, at (202)551-3743 or, Terence O'Brien,
Accounting Branch Chief, at (202)551-3355 with any questions.



FirstName LastNameAndrea Park                             Sincerely,
Comapany NameAgeX Therapeutics, Inc.
                                                          Division of
Corporation Finance
May 18, 2020 Page 2                                       Office of Life
Sciences
FirstName LastName